[LETTERHEAD OF STEEL DYNAMICS]

Via Facsimile — 202-772-9368

Mail Stop 7010

March 7, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC  20549

          Attn:  Andrew Schoeffler, Staff Attorney

Re:	Steel Dynamics, Inc. (“STLD”)
Amendment No. 2 to Form S-4 Registration Statement
Commission File No. 333-131100
ACKNOWLEDGMENT

To the Commission:

In connection with Steel Dynamics Inc.’s Request For Acceleration of Effectiveness, dated March 6, 2006, this is to acknowledgment that:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not release the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding imitated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

STEEL DYNAMICS, INC.

/s/ Gary E. Heasley

Gary E. Heasley

Chief Financial Officer